SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno St. 877 22nd Floor (C1091AAQ)
Ciudad Autónoma de Buenos Aires, Argentina
 (Address of principal executive offices)

Form 20-F T      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No   T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Notes in a principal amount of U$S 50,000,000, due 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Notes in a principal amount of U$S. 50,000,000, due 2014.

Alto Palermo S.A. (APSA) informs that on January 16, 2012, will start the payment of the nineteenth installment of interests related to the Convertible Notes issued on July 19, 2002 (the “Notes”)

Payment Agent:	Caja de Valores S.A.
Payment Domicile:	25 de mayo St. 362, Ciudad Autónoma de Buenos Aires, Argentina.
Date of effective payment:	January, 16 2012
Payment Hours:	From 10:00 am to 3:00 pm. (Buenos Aires time)
Number of service to be paid:	nineteenth installment of interests
Period comprised by the payment:	July 19, 2011/January 16, 2012
Concept of payment:	Interests (100%)
Payment Currency:	The payment will be made in Pesos.
Principal Outstanding:	Ps. 31,746,502
Annual Nominal Interest:	10.00%
Interest being paid:	4.95890410958904%
Amount being paid:	U$S 1,574,278.59
Applicable Exchange Rate:	The applicable exchange selling rate that will be published
by Banco de la Nación Argentina on January 13, 2012.

The interests and principal will be paid to the noteholders registered at least three business days before the day of effective payment, in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: January 13, 2011